Peter M. Carlson Executive Vice President and Chief Accounting Officer pcarlson@metlife.com

September 25, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife Insurance Company of Connecticut
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 22, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File Number: 033-03094

Dear Mr. Rosenberg:

This letter sets forth our understanding of the status of Comment No. 1 contained in your letter dated July 3, 2012, regarding MetLife Insurance Company of Connecticut’s (the “Company’s” or “MICC’s”) Annual Report on Form 10-K filed on March 22, 2012 (the “2011 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q filed on May 10, 2012, which comment was elaborated and clarified by further discussions with the staff of the U.S. Securities and Exchange Commission (the “Commission”) since July 3, 2012, most recently on September 11, 2012. This letter also sets forth the Company’s response to related follow-up comments as clarified by further discussions with the Commission on September 11, 2012.

We have reproduced Comment No. 1 below in boldface, italic type and set forth, immediately below, our understanding of the status of the Company’s response as contained in the Company’s letter to the Commission dated July 18, 2012. Additionally, with respect to the follow-up comments as clarified by further discussions with the Commission on September 11, 2012, we have indicated your comments below in boldface, italic type and set forth our response immediately below each comment.

Mr. James B. Rosenberg

Securities and Exchange Commission

September 25, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

12.  Equity

Statutory Equity and Income, page 204

1. With respect to your statutory disclosures, please amend your filing to address the following:

•

The disclosure in this Note is required by ASC 944-505-50 and Article 7 Rule 7.03(a)(23)(c) of Regulation S-X and is thus required to be audited. Please revise your filing to include the information on an audited basis.

•	Disclose the statutory capital and surplus necessary to satisfy regulatory requirements in each jurisdiction pursuant to ASC 944-505-50-1.
•	Please tell us why the disclosures in ASC 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

Management Understanding:

It is management’s understanding that the Commission will not require an amendment to the Company’s 2011 Form 10-K with respect to this disclosure and does not object to the Company’s proposal to remove the word “unaudited” and state that the amounts presented are derived from the statutory-basis financial statements as filed with insurance regulators, commencing with the Company’s Form 10-K filing for the year ending December 31, 2012.

1.A. In the course of your review of the Company’s original response to the remaining items in Comment No. 1 as contained in the Company’s letter to the Commission dated July 18, 2012, during our telephone call on September 11, 2012 you have asked us to address the following with respect to the Company’s statutory disclosures:

•	Please describe how you believe you have met the requirements of Regulation S-X, Rule 4.08(e)(1) and (3)(ii).

Management Response:

The Company is a Connecticut domiciled insurer, and is subject to insurance regulatory dividend restrictions. In Note 12, Equity, of the audited financial statements in the Company’s 2011 Form 10-K, the nature of regulatory restrictions on the payment of dividends to its stockholder is qualitatively disclosed, as well as the maximum amount of dividends payable without regulatory approval. Insurance companies can also seek regulatory approval to dividend additional amounts, to the extent there are available unassigned funds and overall capital and surplus remain above minimum levels acceptable to the respective regulators.

We believe that describing the dividend restrictions applicable to payments from MICC to MetLife, Inc., as well as providing the maximum amount of dividends payable without regulatory approval, in

Mr. James B. Rosenberg

Securities and Exchange Commission

September 25, 2012

combination with providing MICC’s statutory capital and surplus and statutory net income, meets the requirements of Rule 4.08(e)(1). In addition, we believe that disclosing the statutory capital and surplus of MetLife Investors USA Insurance Company (“MLI-USA”) and describing the dividend restrictions applicable to payments from MLI-USA to MICC in Note 12, Equity, satisfies the requirements of Rule 4.08(e)(3)(ii).

1.B. In the course of your review of the disclosure requirements under ASC 944-505-50-1(b), specifically regarding the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to statutory capital and surplus, during our telephone call on September 11, 2012, you have asked us to address the following:

•	In order to enhance the Company’s disclosures in this area, please provide proposed enhanced financial statement disclosures, to be included in your Form 10-K for the year ending December 31, 2012.

Commencing with the Company’s Form 10-K for the year ending December 31, 2012, we will include the following under “Statutory Equity and Income” in Note 12, Equity:

Each U.S. insurance company’s state of domicile imposes risk-based capital (“RBC”) requirements that were developed by the National Association of Insurance Commissioners (“NAIC”). Regulatory compliance is determined by a ratio of a company’s total adjusted capital, calculated in a manner prescribed by the NAIC (“TAC”) to its authorized control level RBC, calculated in the manner prescribed by the NAIC (“ACL RBC”). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC (“Company Action RBC”). TAC for the Company and its U.S. insurance subsidiary, MLI-USA, were in excess of X times Company Action RBC for all periods presented. The Company’s foreign insurance subsidiaries are regulated by applicable authorities of the countries in which each entity operates and are subject to minimum capital and solvency requirements in those countries before corrective action commences. Each of the Company’s foreign insurance subsidiaries [exceeded] minimum capital and solvency requirements of their respective countries for all periods presented.

*****

Mr. James B. Rosenberg

Securities and Exchange Commission

September 25, 2012

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Eric T. Steigerwalt
Stanley J. Talbi